Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, June 27, 2011) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce the appointment of Mr. Marlon McDougall as Chief Operating Officer, effective August 8, 2011.

Mr. McDougall has an extensive background in the oil and gas industry with over thirty years of experience working in a variety of engineering disciplines, with increasing responsibility in operations and leadership positions in medium and large E&P organizations.  His most recent roles have been Chief Operating Officer for an intermediate E&P company, and as a senior operations executive at Northrock Resources Ltd.  Previously, he has held positions with increasing levels of authority at Suncor, Halliburton and ADECO Drilling and Engineering.  Mr. McDougall has a solid understanding of conventional and unconventional resource-style play opportunities and a proven track record of creating significant shareholder value.

Mr. McDougall holds a Bachelor of Science in Petroleum Engineering from the New Mexico Institute of Mining and Technology, and a Petroleum Technology Certificate in Production from the Southern Alberta Institute of Technology.

“I am very pleased to have Marlon join Pengrowth.  His appointment rounds out our senior leadership team; we’re ready to meet the challenges and opportunities of our increasingly complex business”, says Derek Evans, Pengrowth’s President and CEO.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s  focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111